Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-224381

Issuer Free Writing Prospectus, dated May 4, 2020

Supplementing the Preliminary Prospectus Supplement dated

May 4, 2020 (To Prospectus dated April 20, 2018)

$500,000,000 4.600% Notes due 2050

Pricing Term Sheet

May 4, 2020

Issuer:	Whirlpool Corporation

Expected Ratings:*	Baa1/ BBB / BBB (Stable/Negative/Negative) (Moody’s/S&P/Fitch)

Trade Date:	May 4, 2020

Settlement Date:**	May 7, 2020 (T+3)

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. ING Financial Markets LLC

Title:	4.600% Senior Notes due 2050

Principal Amount:	$500,000,000

Maturity Date:	May 15, 2050

Coupon (Interest Rate):	4.600%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2020

Benchmark Treasury:	UST 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	126-18; 1.290%

Spread to Benchmark Treasury:	+340 bps

Yield to Maturity:	4.690%

Price to Public:	98.557%

Make-Whole Call:	Prior to November 15, 2049, at a discount rate of the Adjusted Treasury Rate plus 50 basis points

Par Call:	On and after November 15, 2049

Change of Control Offer to Purchase:	If Whirlpool experiences a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement dated May 4, 2020), it will be required, unless it has exercised the right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

CUSIP:	963320AX4

ISIN:	US963320AX45

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day prior to the settlement date will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes prior to the second business day prior to the settlement date, you should consult your own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1 (800) 854-5674, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Mizuho Securities USA LLC toll-free at (866) 271-7403, MUFG Securities Americas Inc. at 1-877-649-6848 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.